RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

17th January, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges as per requirements of the Listing Agreement executed with the Stock Exchanges in India.

(1) Notice for convening a Board Meeting on 23rd January, 2009 to consider and approve unaudited financial results of the Company for the quarter and nine months ended 31st December, 2008.

(2) The ESOS Compensation Committee of the Board of Directors of the Company has granted 1,32,17,975 Options to the Eligible Employees of the Company entitling them to acquire equal number of equity shares of the Company at a price of Rs.206 per share as per the terms of ESOS Plan 2009.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
JAN 28 2009
THOMSON REUTERS

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RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

15th January, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Unaudited financial Results for the quarter and nine months ended 31st December, 2008.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, the 23rd January, 2009, inter alia, to consider and approve the Unaudited Financial Results for the quarter and nine months ended 31st December, 2008.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

January 17, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Employees Stock Option Scheme

We wish to inform you that the ESOS Compensation Committee of the Board of Directors of the Company has approved grant of 1,32,17,975 Options, exercisable into equal number of fully paid up equity shares of the Company, to the eligible employees of the Company and its subsidiaries under "Employees Stock Option Scheme" (ESOS) and the ESOS Plan 2009. The price at which the Options are granted is arrived at the average of the weekly high and low of the closing price of the equity share of the Company at National Stock Exchange of India Limited during two weeks preceding the date of Grant. The Options shall vest at the end of one year from the date of grant and shall be eligible for exercise up to a period of nine years from the date of vesting as prescribed in the Exercise Schedule of the ESOS Plan 2009.

In order to be eligible under the ESOS Plan 2009, employees are required to confirm surrender of the Options to which they may be entitled to under the Employees Stock Options Plan 2008 (Plan 2008), details of which had been communicated to the Exchange by our letter dated 9th March 2008. **Consequently, the aggregate number of Options under Plan 2008 and the Plan 2009 shall not exceed 1,32,17,975 Options entitling the holder thereof to acquire an equivalent number of equity shares of the Company**.

The ESOS has been framed in compliance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other applicable provisions. The Options not vested or not exercised in the specified Vesting / Exercise Period in terms of Plan(s) will lapse.

Kindly inform your members accordingly.

Thanking you.
Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

END